UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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15046474

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46661

SEC MAIL PROCESSING RECEIVED FEB 27 2015

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Infinex Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

538 Preston Avenue
(No. and Street)

Meriden,	CT	06450-4858
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen P. Amarante (203) 599-6000
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name - *if individual, state last, first, middle name*)

One Church Street	New Haven	CT	06510
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, **Stephen P. Amarante**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Infinex Investments, Inc.**, as of **December 31, 2014**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover.)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

McGladrey

Report of Independent Registered Public Accounting Firm

To the Audit Committee
Infinex Investments, Inc.
Meriden, Connecticut

We have audited the accompanying consolidated statement of financial condition of Infinex Investments, Inc. and Subsidiary (the "Company") as of December 31, 2014, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of Infinex Investments, Inc. and Subsidiary as of December 31, 2014, in conformity with accounting principles generally accepted in the United States.

McGladrey LLP

New Haven, Connecticut
February 26, 2015

INFINEX INVESTMENTS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2014

	2014
ASSETS	
Cash and cash equivalents (Note 2)	$ 10,991,385
Receivable from clearing broker and insurance carriers (Note 12)	4,023,397
Other accounts receivable	152,548
Brokered certificates of deposit at fair value (Note 3)	69,957
Deferred compensation plan assets at fair value (Note 3)	750,270
Equipment, furniture and software, net of accumulated depreciation and amortization of $1,362,605 (Note 6)	1,230,995
Other assets (Note 4)	2,018,313
Income tax refund receivable	131,943
Deferred tax asset (Note 7)	332,728
Customer list, net of accumulated amortization of $1,441,333 (Note 5)	720,667
Goodwill (Note 5)	901,293
Total assets	**$ 21,323,496**
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Commissions payable	$ 7,204,401
Accounts payable and accrued expenses (Note 11)	2,311,592
Securities sold, not yet purchased, at fair value (Notes 3 and 12)	282,640
Deferred revenue	875,310
	10,673,943
Commitments and Contingencies (Notes 9, 10 and 12)	
Stockholders' Equity (Note 14)	
Common stock, no par value, $1,000 stated capital value, authorized 250,000 shares; issued - 55,811 shares; outstanding - 38,482	1,000
Additional paid-in capital	6,620,885
Retained earnings	6,019,260
Less:	
Treasury stock at cost - 17,329	(1,991,592)
	10,649,553
Total liabilities and stockholders' equity	**$ 21,323,496**

See Notes to Consolidated Financial Statements.

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of business

Infinex Investments, Inc. ("Infinex") was incorporated in April 1993, and is a registered broker/dealer under the Securities Exchange Act of 1934. Infinex is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and is also subject to oversight by the Securities and Business Investment Division of the Department of Banking of the State of Connecticut, and similar agencies in states in which the Company operates. Infinex, which is owned by the Connecticut Bankers Association (5%), the Massachusetts Bankers Association (8%), Employee Group (16%) and various financial institutions and associations (71%), sells shares of registered investment companies, provides securities brokerage services and investment advisory services to individuals as an introducing broker on a fully disclosed basis and provides annuity and insurance products of certain insurance carriers as an insurance agency through subscribing financial institutions, some of which are shareholders. A portion of the commissions earned by Infinex through the sale of both investment and insurance products are shared with the financial institution where the specific product was sold.

Infinex operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that Infinex clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Significant accounting policies

A description of significant accounting policies follows:

Basis of financial statement presentation

The consolidated financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Principles of consolidation

The accompanying consolidated financial statement includes the accounts of Infinex and its wholly-owned subsidiary BI Investments, LLC (collectively, the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates

The preparation of the consolidated financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates that are susceptible to material change in the near term relate to the analysis for impairment of intangible assets (customer list) and goodwill.

Cash and cash equivalents

For purposes of reporting cash flows, the Company considers short-term investments with maturities of less than 90 days to be cash equivalents. The Company maintains balances with banks that generally exceed federally insured limits and the Company has uninsured investments with a bank in the form of securities purchased under agreements to resell as described in Note 2. The Company has not experienced any losses from such concentrations.

Securities Owned

Securities owned are valued at fair value with realized and unrealized gains and losses recognized in earnings as investment gains and losses. Securities transactions are recorded on the trade date.

Securities sold, not yet purchased

Securities sold, not yet purchased represents short sales and are reported at fair value with changes in fair value recognized in income. The Company is required to maintain as collateral, cash or other securities, with its clearing broker.

Fair value

The Company uses fair value measurements to record fair value adjustments to certain assets and to determine fair value disclosures. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is best determined based upon quoted market prices. However, in certain instances, there are no quoted market prices for certain assets or liabilities. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the asset or liability.

Fair value measurements focus on exit prices in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment.

The Company's fair value measurements are classified into a fair value hierarchy based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. The three categories within the hierarchy are as follows:

Level 1 Quoted prices in active markets for identical assets and liabilities.

Level 2 Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, interest rates and yield curves observable at commonly quoted intervals, implied volatilities, credit spreads, and market-corroborated inputs.

Level 3 Unobservable inputs shall be used to measure fair value to the extent that relevant observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flows methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgement.

See Note 3 for additional information regarding fair value.

Share-based compensation

Certain executive officers and employees participate in a restricted stock plan. The period of time during which the restricted stock will remain subject to restrictions is designated in the grant agreements. The Company recognizes share-based compensation based on the grant date fair value over the requisite service period of the individual grants, which is equal to the vesting period.

Equipment, furniture and software

Equipment, furniture and software are stated at cost net of accumulated depreciation and amortization. Depreciation and amortization is provided on a straight-line basis over the estimated useful lives of the related assets, which range from three to seven years.

Goodwill and other intangible assets

Goodwill represents the cost of acquired assets in excess of values ascribed to identifiable net assets. Goodwill is not subject to amortization.

Intangible assets represent customer lists. These assets are being amortized using the straight-line method over 10 years.

For goodwill, the Company follows the accounting guidance that prescribes a two-step process for impairment testing of goodwill, which is performed on October 31st annually, as well as when an event triggering impairment may have occurred. The first step tests for impairment, while the second step, if necessary, measures the impairment. Definite lived intangible assets such as customer lists, are reviewed for impairment whenever facts and circumstances indicate that the carrying amounts of such assets may be impaired. No indicators of goodwill or other intangible asset impairment were identified for the year ended December 31, 2014.

Income taxes

The Company recognizes income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company evaluates each tax position taken on its tax returns and recognizes a liability for any tax position deemed less likely than not to be sustained under examination by the relevant taxing authorities.

The Company's open tax years subject to examination by the relevant taxing authorities are 2011, 2012 and 2013. The Company has no liabilities for uncertain tax positions at December 31, 2014.

Note 2. Securities Purchased Under Agreements to Resell

Securities purchased under agreements to resell are classified as cash and cash equivalents and generally mature overnight. The securities underlying the agreements are transferred into a third-party custodian account designated by the financial institution under a written custodial agreement that recognizes the purchasers' interests in the securities. At December 31, 2014, the total amount of securities purchased under agreements to resell was approximately $6,897,000. The Company is required to maintain a target balance of cash on deposit of $100,000 with financial institutions following a security transaction. All amounts above the target balance are not considered bank deposits and accordingly are not insured by the FDIC.

Note 3. Fair Value

Accounting guidance defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurements. As defined, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Based on the observability of the inputs used in the valuation techniques the Company is required to provide the following information according to the fair value hierarchy described in Note 1. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values.

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. There were no transfers among Levels 1, 2 and 3 during the year.

The following tables provide the assets and liabilities carried at fair value and measured at fair value on a recurring basis as of December 31, 2014 and indicate the fair value hierarchy of the valuation techniques utilized by the Company to determine the fair value:

2014	Balance as of December 31,	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
ASSETS				
Brokered certificates of deposit	$ 69,957	$ -	$ 69,957	$ -
Stocks:				
Large Cap	$ 49,129	49,129	-	-
Mutual Funds:				
Fixed Income	$ 12,824	12,824	-	-
Diversified Equity	$ 104,878	104,878	-	-
Equity Sector	$ 36,835	36,835	-	-
International	$ 42,937	42,937	-	-
ETFs				
Fixed Income	$ 15,699	15,699	-	-
Diversified Equity	$ 135,425	135,425	-	-
Equity Sector	$ 15,908	15,908	-	-
Total	$ 483,592	$ 413,635	$ 69,957	$ -

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION, Continued
December 31, 2014

2014	Balance as of December 31,	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
LIABILITIES				
Security sold, not yet purchased:				
Brokered certificates of deposit	$ 249,440	$ -	$ 249,440	$ -
Unit Investment Trust:				
Diversified Equity	$ 17,879	17,879	-	
Fixed Income:				
Municipal Bond	$ 15,321	15,321	-	-
Total	$ 282,640	$ 33,200	$ 249,440	$ -

The contractual maturities of brokered certificates of deposits as of December 31, 2014 are as follows:

	2014
After 1 but within 5 years	$ 69,957
	$ 69,957

Where there is an active market, securities are classified within Level 1 of the valuation hierarchy. The Company's Level 1 securities include stocks, mutual funds, ETFs and Unit Investment Trusts, which are assets of the Company relating to its Supplemental Deferred Compensation Savings Plan. The remaining assets related to the Deferred Compensation Plan represent cash equivalents of $336,635 at December 31, 2014 and are reported in Deferred Compensation assets on the accompanying statements of financial condition. See Note 11 for additional information regarding this Plan. If quoted prices are not available, then fair values are estimated using quoted prices of securities with similar characteristics or interest rates and yield curves observable at commonly quoted intervals and are classified using Level 2 of the valuation hierarchy. Level 2 securities include brokerage certificates of deposit. The Company does not have any Level 3 securities for which significant unobservable inputs are utilized.

Note 4. Other Assets

At December 31, 2014, other assets were comprised of:

	2014
Deposits	$ 140,528
Insurance premiums receivable under split dollar life agreement	292,411
Advances to subscribers	1,071,833
Prepaid expenses	430,291
Other	83,250
Total other assets	$ 2,018,313

Advances to subscribers are amortized over the life of the subscriber agreement which range from 3 to 5 years.

Note 5. Goodwill and Intangible Assets

The carrying amount of goodwill at December 31, 2014 is as follows:

Goodwill	$	901,293

There was no impairment loss for the year ended December 31, 2014.

Intangible assets were comprised of the following at December 31, 2014:

		2014
Customer list - Gross Carrying Amount	$	2,162,000
Less accumulated amortization		(1,441,333)
Net Carrying Amount	$	720,667

Note 6. Equipment, Furniture and Software

At December 31, 2014 equipment, furniture and software consisted of the following:

		2014
Equipment and software	$	1,328,101
Furniture and fixtures		392,854
Leasehold improvements		651,902
Automobiles		70,743
Work in Progress		150,000
		2,593,600
Less accumulated depreciation and amortization		(1,362,605)
Total	$	1,230,995

Note 7. Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2014 are presented below:

	2014
Deferred tax assets:	
Customer lists	$ 179,842
Equipment, furniture and software	9,790
Deferred Compensation	224,965
Deferred revenue	25,288
Other assets	25,753
Total gross deferred tax assets	465,638
Deferred tax liabilities:	
Goodwill	(132,910)
Deferred revenue	-
Total gross deferred tax liability	(132,910)
Net deferred tax asset	$ 332,728

Note 8. Other Related Party Transactions

At December 31, 2014 the Company had cash on deposit of approximately $100,000, and agreements to purchase securities under agreements to resell of approximately $6,897,000 with a financial institution, which is also a shareholder of the Company.

Note 9. Commitments and Contingencies

Clearing Firm

The Company has entered into an agreement with its clearing firm that includes cost reimbursement and certain early contract termination fees through 2016. The termination fees are as follows:

Year Ending	Amount
2015	Up to $433,000
2016	Up to $216,500 plus reasonable and documentable deconversion expenses

Leases

The Company leases office space and certain vehicles and equipment under noncancelable operating leases. Future minimum rental commitments under the terms of these leases, by year and in the aggregate, are as follows:

Year Ending	Amount
2015	330,052
2016	329,057
2017	329,386
2018	315,614
2019	314,725
	$ 1,618,834

Line of credit

The Company has a $500,000 unsecured line of credit with a bank which is also a shareholder of the Company, with interest at Prime Rate plus 1 percent (4.5% at December 31, 2014), which is used for operating purposes. There were no borrowings outstanding under this line of credit at December 31, 2014.

Litigation, claims and assessments

In the normal course of business, the Company may be involved in various matters relating to claims and assessments. In the opinion of management, any liabilities that may arise as a result of such claims or assessments, will not have a material adverse effect, individually or in the aggregate, on the Company's financial position or results of operations.

Note 10. Employee Benefits

Supplemental Deferred Compensation Savings Plan

Effective December 2011, the Company implemented a Supplemental Deferred Compensation Savings Plan ("the Deferred Compensation Plan"). The Deferred Compensation Plan covers members of the Board of Directors and eligible employees. Under the Deferred Compensation Plan, the Board of Directors and eligible employees voluntarily contribute eligible compensation. In addition, the Company can elect to contribute a discretionary amount, to be allocated to Board members or employees, based on its discretion, in any Plan year. Employer contributions to the Deferred Compensation Plan are 100% vested on December 31st of the third consecutive calendar year following the Employer contributions or according to the vesting schedule declared for the specific contributions. At December 31, 2014 the obligation of the Supplemental Deferred Compensation Plan of $624,141 are included in accounts payable and accrued expenses on the Company's consolidated statement of financial condition.

Restricted stock

Effective December 2013, the Company adopted a Restricted Stock Plan (the "Stock Plan"). The Stock Plan provides awards to certain executive officers and employees who are deemed eligible by the Board of Directors. The maximum number of shares of stock for which Restricted Stock Grants may be made under the Stock Plan is 8,693.

The initial grants of 6,519 will be time vested over seven years, with initial vesting on the date of grant. The Company recognizes share-based compensation for restricted stock awards to its employees by measuring such awards at their grant date fair value. Share-based compensation is recognized ratably over the requisite service period, which is equal to the vesting period. The Company recognized approximately $264,000 of share-based compensation expense related to the vesting of restricted stock awards and approximately $16,400 of a tax benefit which was considered a windfall benefit that was credited to additional paid in capital for the year ended December 31, 2014. As of December 31, 2014 the unrecognized compensation expense for restricted stock awards was approximately $1,588,000 and which is expected to be recognized ratably over the remaining vesting period.

A summary of the status of the Company's unvested restricted stock at December 31, 2014 and the changes during the year then ended is as follows:

2014	Number of Shares	Weighted Average Grant Date Fair Value
Non-vested restricted grant units at beginning of year	5,701	337
Granted	-	-
Vested	(785)	(337)
Forfeited	(199)	(337)
Non-vested stock awards at end of the year	4,717	337

While all of the shares granted under the Plan have been issued, they are held in escrow by the Company and will be released as vesting occurs and forfeiture provisions expire. At December 31, 2014, 4,717 shares remain held in escrow by the Company.

Recipients of shares granted under the Plan have all the rights of a shareholder, including the right to vote and receive dividends.

Note 11. Securities Sold, Not Yet Purchased

At December 31, 2014, the Company sold securities short with a fair value of $282,640. Cash and other securities on deposit with the Company's clearing organization exceeded $282,640 at December 31, 2014.

Note 12. Off Balance Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker/dealer.

Note 13. Subsequent Events

The Company has evaluated events or transactions that occurred after December 31, 2014 and through the time the financial statements were issued on February 26, 2015 for potential recognition or disclosure in the financial statements.

Note 14. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum level of net capital, and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company calculates net capital under Rule 15c3-1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company had net capital (as defined) of approximately $3,825,000, which was in excess of its required net capital of approximately $693,000. The Company's net capital ratio at December 31, 2014, was 2.72 to 1.